

DRIVER MANAGEMENT COMPANY LLC

April 13, 2022

Board of Directors
c/o Kemma Brown
Corporate Secretary
Republic First Bancorp, Inc.
Two Liberty Place
50 S. 16th Street, Suite 2400
Philadelphia, PA 19102

Via email

Board Members,

On February 22, 2022, we made a demand pursuant to 15 Pa. C.S. § 1508 for certain information (such information, the "Shareholder List") regarding record holders and beneficial owners of the common stock of Republic First Bancorp, Inc. ("FRBK"). After much delay in FRBK's response to our request, in a letter dated April 7, 2022 (a copy of which is attached hereto as Exhibit A), counsel to FRBK advised us that FRBK was prepared to provide the Shareholder List upon execution of a confidentiality agreement. On April 7, 2022, we executed the confidentiality agreement per the request of counsel to FRBK.

As of the date of this letter, we have neither received the Shareholder List, nor any explanation as to why FRBK has not yet provided the Shareholder List, nor any indication as to when we might receive the Shareholder List.

We have filed our definitive proxy statement with the Securities and Exchange Commission with respect to FRBK's 2022 annual meeting of shareholders (the "2022 Annual Meeting") and have started soliciting proxies in connection therewith. Please advise when we can expect to receive the promised Shareholder List.

To the extent that the Shareholder List is not immediately forthcoming, we—and other shareholders—can only assume that FRBK's refusal to provide us with the Shareholder List is a tactic intended to interfere with both our ability to solicit proxies for the 2022 Annual Meeting and shareholders' right to elect directors of their choosing.

Driver Management Company LLC

/s/ J. Abbott R. Cooper

250 Park Avenue
7th Floor
New York, NY 10177

Exhibit A

Stevens & Lee

111 N. Sixth Street
P.O. Box 679
Reading, PA 19603
(610) 478-2000
www.stevenslee.com

Direct Dial: (610) 478-2086
Email: stacey.scrivani@stevenslee.com
Direct Fax: (610) 988-0812

April 7, 2022

BY EMAIL AND
FEDERAL EXPRESS

J. Abbott R. Cooper
Driver Management Company LLC
250 Park Avenue, 7th Floor
New York, NY 10177

Re: Shareholder List Confidentiality

Dear Mr. Cooper:

As you know, we are counsel for Republic First Bancorp, Inc. ("Republic First") in connection with Driver Opportunity Partners I, L.P.'s ("Driver") February 22, 2022 letter ("February 22 Books and Records Letter") requesting shareholder information pursuant to 15 Pa. C.S. § 1508 ("Section 1508"). This letter follows our prior communication regarding the entry of a confidentiality agreement prior to disclosure of the shareholder information.

Republic First remains prepared to provide Driver with the shareholder information to which it is entitled under Section 1508 subject to the entry of an appropriate confidentiality agreement. Enclosed is the confidentiality agreement Republic First is requiring all shareholders sign who have made proper Section 1508 requests for shareholder information. We look forward to receiving an executed agreement.

As you know, another shareholder is currently challenging this form in Court. If the form changes as the result of either settlement or court order, Republic First will revise the agreement with Driver accordingly.

Very truly yours,

STEVENS & LEE

s/Stacey A. Scrivani

Stacey A. Scrivani

SASC:ssc
Enclosure

Allentown • Bergen County • Bala Cynwyd • Cleveland • Fort Lauderdale • Harrisburg • Lancaster • New York
Philadelphia • Princeton • Reading • Rochester • Scranton • Valley Forge • Wilkes-Barre • Wilmington
A PROFESSIONAL CORPORATION

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